Exhibit 99.1

The9 Limited Announces Result of Annual General Meeting

The9 Limited (the “Company”) (Nasdaq: NCTY), an established Internet company, today announced that the following proposed resolutions submitted for shareholder approval have been duly adopted at its annual general meeting (the “AGM”) of shareholders held in Hong Kong today:

1.	as an ordinary resolution, that Mr. Davin Alexander Mackenzie, whose term of office shall expire on the date of this Annual General Meeting, be re-elected and appointed as a Class II Director of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2027 Annual General Meeting or until his successor is duly elected and qualified.

2.	as an ordinary resolution, that Mr. Chau Kwok Keung, whose term of office shall expire on the date of this Annual General Meeting, be re-elected and appointed as a Class II Director of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2027 Annual General Meeting or until his successor is duly elected and qualified.

3.	as an ordinary resolution, that Mr. Ka Keung Yeung, whose term of office shall expire on the date of this Annual General Meeting, be re-elected and appointed as a Class II Director of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2027 Annual General Meeting or until his successor is duly elected and qualified.

4.	as an ordinary resolution, that Mr. George Lai (Lai Kwok Ho), whose term of office shall expire on the date of this Annual General Meeting, be re-elected and appointed as a Class III Director of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2027 Annual General Meeting or until his successor is duly elected and qualified.

5.	as an ordinary resolution, that the authorized share capital of the Company shall be increased and amended to US$500,000,000 divided into (i) 43,000,000,000 Class A ordinary shares of a par value of US$0.01 each (“Class A Ordinary Shares”), (ii) 6,000,000,000 Class B ordinary shares of a par value of US$0.01 each (“Class B Ordinary Shares”) and (iii) 1,000,000,000 shares of a par value of US$0.01 each of such class or classes as the Board may determine in accordance with the Amended M&AA (as defined below), in each case having rights, preferences, privileges and restrictions set forth in the Amended M&AA, through the following variation and amendment:

by the creation of additional 45,000,000,000 shares of a par value of U$0.01 each, consisting of (i) 38,700,000,000 Class A Ordinary Shares, (ii) 5,400,000,000 Class B Ordinary Shares, and (iii) 900,000,000 shares of a par value of US$0.01 each of such class or classes as the Board may determine in accordance with the Amended M&AA.

6.	as a special resolution, that the Company’s Third Amended and Restated Memorandum of Association and Articles of Association (the “Current M&AA”) be amended and restated by the deletion in their entirety and by the substitution in their place of the Forth Amended and Restated Memorandum of Association in substantially the form as attached as Exhibit A to the Notice of AGM (the “Amended M&AA”). The material amendments of the Amended M&AA to the Current M&AA are set forth in Exhibit B attached to the Notice of AGM.

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